UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-15903

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CARBO Ceramics Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CARBO Ceramics Inc.

Energy Center II

575 N. Dairy Ashford Rd.

Suite 300

Houston, TX 77079

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators of the

CARBO Ceramics Inc. Savings and Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Whitley Penn LLP

We have served as the Plan’s auditor since 2018.

Houston, Texas

June 24, 2019

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017

Assets

Investments
Mutual funds, at fair value	$52,999,198	$58,022,017
CARBO Ceramics Inc. common stock, at fair value	622,306	1,834,098
Guaranteed income fund, at contract value	8,766,012	9,078,868
Total investments	62,387,516	68,934,983

Receivables
Participant contributions	101,556	98,113
Employer match contributions	87,248	91,074
Notes receivable from participants	1,106,211	1,016,084
Total receivables	1,295,015	1,205,271
Total assets	63,682,531	70,140,254

Net assets available for benefits	$63,682,531	$70,140,254

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2018

Additions to net assets attributed to:
Investment loss:
Net depreciation in fair value of investments	$(5,387,374)
Interest and dividends	876,692
Total investment loss	(4,510,682)

Interest income:
Interest on notes receivable from participants	48,011

Contributions to the Plan:
Participants	3,265,166
Employer match	1,134,043
Rollovers	360,745
Total contributions	4,759,954

Total additions	297,283

Deductions from net assets attributed to:
Distributions and withdrawals	6,727,421
Administrative fees	27,585
Total deductions	6,755,006

Net decrease	(6,457,723)

Net assets available for benefits:
Beginning of year	70,140,254
End of year	$63,682,531

See accompanying notes.

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	Description of Plan

The following description of the CARBO Ceramics Inc. Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions, which is available from CARBO Ceramics Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  In October 2018, the Plan was amended to allow for Roth and after-tax contributions, in addition to pre-tax contributions, or a combination thereof.

General

The Plan is a contributory defined contribution plan covering substantially all employees of the Company and its domestic subsidiaries, StrataGen, Inc., and Asset Guard Products Inc. The Plan is administered by a committee that has been appointed by the Compensation Committee of the Board of Directors of the Company. The Plan allows for participants’ immediate participation in the Plan without regard to age or service requirements.

Contributions

Participants may contribute from 1% to 75% of their annual compensation, as defined in the Plan agreement, up to the IRS contribution limit on a pre-tax, roth, or after-tax basis, or a combination thereof. The Company automatically withholds 6% from a participant’s compensation as a pre-tax salary reduction deferral unless the participant elects a different option through a salary reduction agreement. The Plan has a contribution accelerated feature that automatically increases contributions by 1% each year on May 1, up to a maximum of 10% for participants who have elected to defer or who are automatically enrolled into the Plan. The participants have the option to opt out of this accelerated feature.  Each May 1st, a participant’s election to opt-out of contribution escalation will expire and the participant will be subject to the contribution escalation unless the participant makes a contrary election in the 30 days prior to each May 1st.  In addition, each May 1st, a participant’s affirmative election to defer an amount less than the automatic deferral rate of 6% will expire and the participant will be subject to the automatic deferral provisions unless the participant makes a contrary election in the 30 days prior to each May 1st.

In addition, participants age 50 and over have the option to contribute up to an additional $6,000 in pretax contributions through the Plan’s catch-up contribution provisions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company’s discretionary matching contribution to the Plan is equal to 50% of the participant’s contribution up to 6% of the participant’s compensation. The Company may also elect to make an additional discretionary profit-sharing contribution. Participants are eligible to receive a discretionary profit-sharing contribution upon the completion of one year of service, which means 1,000 hours of service in a plan year, and must be employed on December 31.

Allocations of discretionary profit-sharing contributions are made pro rata based on compensation to eligible participants. The Company did not make a discretionary profit-sharing contribution in 2018 or 2017. All contributions made to the Plan are participant-directed into various investment options offered by the Plan and are subject to certain limitations under the Internal Revenue Code (the Code).

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching and/or profit-sharing contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings and losses of the participant’s respective elected investment options. Allocations of administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Administrative Expenses

Plan administrative expenses are paid by either the Company or the Plan, as provided in the Plan agreement.

Vesting

Participants are immediately 100% vested in employee contributions and plan investment earnings on those contributions. Employer discretionary matching and discretionary profit-sharing contributions and plan investment earnings on those contributions vest to individual participants after attainment of certain years of service. After one year of service, which means 1,000 hours of service in a plan year, the participant becomes 50% vested in employer contributions and is 100% vested after two years of service. On the occurrence of death, retirement, disability, or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Participant Loans

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Employee pre-tax deferrals and rollovers, pro rata, are the only sources allowed to calculate the 50% limitation. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator.  As of December 31, 2018, interest rates on outstanding participant loans ranged from 4.25% to 6.25%.  As of December 31, 2017, interest rates on outstanding participant loans ranged from 4.25% to 5.25%.  Principal and interest is paid ratably through payroll deductions.

No loan may be made to a participant sooner than 30 days after the outstanding loan balance of the prior loan has been repaid.

Distributions to Participants

Upon retirement, death, disability, or termination of employment, participants or their beneficiaries may receive the vested balance of their accounts in the form of a lump-sum payment, or if eligible, in the form of an individual retirement account (IRA) rollover. Participants also are allowed to transfer their account balance to another tax deferred qualified plan. A participant may withdraw all or a portion of his or her account in the event of financial hardship, as defined in the Plan.

Forfeitures

Forfeitures of terminated employees’ nonvested account balances are used to reduce employer contributions and/or Plan expenses. Unallocated forfeiture balances as of December 31, 2018 and 2017 were approximately $10,600 and $3,600, respectively, and forfeitures used to reduce Company contributions and pay Plan expenses for 2018 were approximately $18,000.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results may differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expense and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation

Prudential Financial, Inc. (Prudential) is the custodian of the Plan. The Plan’s funds are invested in mutual funds, CARBO Ceramics Inc. common stock, and a guaranteed income fund (GIF). Mutual funds and common stock are stated at fair value. Fair value is the price that could be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Mutual funds are valued at the closing fund share price based on market quotations on the last business day of the Plan year. Common stock is valued at the quoted market price on the last business day of the Plan year. See Note 3 for discussion of fair value measurements.

The GIF invests in the Prudential Retirement Insurance and Annuity Company’s general accounts under a group annuity contract, and is stated at contract value. The investment in the GIF has no maturity date. Although not invoked in 2018 or 2017, and as explained further in Note 5, a discontinuance liquidation would result in the return of contract value within 90 days; therefore, the Company believes that a discontinuance payment would be a reasonable determinant of the fair value and that fair value would approximate contract value due to the discontinuing period being only 90 days. Contract value is the relevant measurement attributable to fully benefit responsive-investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the GIF represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Transactions

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Payment of Benefits

Benefits are recorded when paid.

3.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (“ASC 820”) establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The assets’ or liabilities’ fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2018 or 2017.

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018.

	Assets at Fair value as of December 31, 2018
	Level 1	Level 2	Level 3	Total
Mutual Funds	$52,999,198	$—	$—	$52,999,198
Common stocks	622,306	—	—	622,306
Total assets at fair value	$53,621,504	$—	$—	$53,621,504

The following tables set forth, by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017.

	Assets at Fair value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual Funds	$58,022,017	$—	$—	$58,022,017
Common stocks	1,834,098	—	—	1,834,098
Total assets at fair value	$59,856,115	$—	$—	$59,856,115

4.	Investments

The Plan allows participants to invest a portion of their retirement savings in common stock of the Company. Participants can invest up to 10% of any new contributions in the Company’s common stock. Transfers by participants of existing account balances into Company common stock can be performed at any time, subject to insider trading rules established by the Company, and cannot result in more than 10% of their total account balance invested in Company common stock.  Effective January 1, 2019, participants may not invest any new contributions in the Company’s common stock.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Prudential, the trustee of the Plan, is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Plan’s Investment Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

During the year ended December 31, 2018, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Mutual funds	$(4,232,467)
Common stock	(1,154,907)
Total	$(5,387,374)

5.	Contract With Insurance Companies

The Plan has entered into a group annuity contract issued by Prudential, which is a fully benefit-responsive investment. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their account balance at contract value. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses. The issuer is contractually obligated to repay the principal at a specified interest rate that is guaranteed to the Plan.

Events that may limit the ability of the Plan to transact at contract value with the issuer are as follows: premature termination of the contract by the Plan, plant closures, Company layoffs, Plan termination, bankruptcy, and Company mergers. In the case of these events, Prudential reserves the right to settle within 90 days or over time as specified in the group annuity contract. The Company has made no such plans for the near future.

The contract includes a pool transfer limitation (the deferral provision). Prudential has the contractual right to defer a transfer or distribution. If total distributions and transfers from the contract’s pool exceed 10% of the pool’s balance as of January 1 in any one calendar year, the distribution or transfer may be deferred by Prudential. During a deferral provision, any amount deferred will continue to receive credited interest. Retirement, termination, death or disability distributions, hardship withdrawals, and distributions required by Code section 401(a)(9) payable from the guaranteed income fund will be paid and not deferred. The deferral provision was not invoked in 2018 or 2017.

6.	Allocated Amounts

At December 31, 2018, there were no amounts allocable to participants who had elected to withdraw from the Plan.

7.	Related-Party Transactions

Certain investments are managed by Prudential, the trustee of the Plan. Certain Plan assets are also invested in the common stock of the Company. These transactions qualify as party-in-interest transactions. CARBO Ceramics Inc. is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. All of these transactions are exempt from prohibited transaction rules under ERISA. The Plan held 178,823 shares of CARBO Ceramics Inc. common stock at December 31, 2018. Realized losses during 2018 related to the common stock were approximately $227,000 and unrealized losses were approximately $928,000. The Plan received no dividends on the CARBO Ceramics Inc. common stock during the year ended December 31, 2018. Note 4 provides additional information related to the Company’s stock.

8.	Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated April 29, 2014, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2012-6 and 2011-49, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Supplemental Schedule

CARBO CERAMICS INC. SAVINGS AND PROFIT SHARING PLAN

EIN: 72-1100013 PN: 001

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2018

Identity of Issue, Borrower, or Similar Party		Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*	Prudential Financial, Inc.:
	Guaranteed Income Fund	178,694 shares	$8,766,012
	American Funds 2030 Trgt Date Retire R4	412,638 shares	5,422,057
	Franklin Growth Adv	49,215 shares	4,434,808
	American Funds 2035 Trgt Date Retire R4	319,115 shares	4,256,997
	American Funds 2040 Trgt Date Retire R4	285,092 shares	3,877,245
	American Funds 2025 Trgt Date Retire R4	310,053 shares	3,844,657
	American Funds 2020 Trgt Date Retire R4	275,923 shares	3,220,022
	American Funds 2045 Trgt Date Retire R4	224,014 shares	3,093,628
	Oakmark Equity & Income Advisor	83,827 shares	2,252,440
	J H Disciplined Value R5	109,515 shares	1,964,693
	Vanguard 500 Index Admiral	8,162 shares	1,888,929
	Janus Henderson Enterprise I	16,618 shares	1,830,021
	American Funds Europacific Growth R5	39,860 shares	1,791,716
	Clearbridge Small Cap Growth I	54,175 shares	1,735,756
	American Funds 2050 Trgt Date Retire R4	113,402 shares	1,533,196
*	Prudential QMA Stock Index Z	94,540 shares	1,528,708
	Oppenheimer International Small-Mid Co I	36,674 shares	1,473,557
	American Funds Fundamental Investors R5	27,066 shares	1,416,349
*	Prudential Total Return Bond Q	84,441 shares	1,176,267
	American Funds 2055 Trgt Date Retire R4	67,463 shares	1,139,456
	Vanguard Mid Cap Index Admiral	5,903 shares	1,009,722
	Vanguard Small Cap Index Admiral	15,458 shares	977,409
	American Funds 2015 Trgt Date Retire R4	69,481 shares	747,611
	Oppenheimer Developing Markets Y	19,086 shares	717,438
	American Beacon Small Cap Value	35,178 shares	705,673
	Trowe Price New Era Fund	10,029 shares	301,770
	PIMCO Income Administration	17,314 shares	204,484
	American Funds 2060 Trgt Date Retire R4	13,712 shares	154,125
	Templeton Global Bond	11,957 shares	134,512
*	Prudential Global Real Estate Z	4,160 shares	91,721
	Vanguard Total Bond Market Index Admiral	4,618 shares	48,253
	Vanguard Total Intl Stock Index Admiral	924 shares	23,444
	American Funds 2010 Trgt Date Retire R4	248 shares	2,534
*	CARBO Ceramics Inc. common stock	178,823 shares	622,306
	Subtotal investments		$62,387,516
*	Participant loans	Maturities to 2025, at interest ranging from 4.25% to 6.25%	1,106,211
	Total		$63,493,727

*	Indicates party-in-interest to the Plan.

Exhibit Index

Exhibit number	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARBO Ceramics Inc. Savings and Profit Sharing Plan

DATE: June 24, 2019

Plan Administrator

	By:	/s/ Ernesto Bautista, III
Ernesto Bautista, III
Vice President and Chief Financial Officer